UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ATI PHYSICAL THERAPY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00216W109

(CUSIP Number)

Amanda McGrady Morrison

General Counsel and Chief Legal Officer

Advent International, L.P.

Prudential Tower

800 Boylston Street

Boston, MA 02199-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Advent International, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,613
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,613

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,613
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.51%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,613
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,613

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,613
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.51%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Wilco Acquisition, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Wilco GP, Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Advent International GPE VII Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 226,494
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 226,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.13%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII-B Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 619,408
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 619,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 619,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.04%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII-C Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 196,909
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 196,909

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,909
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.46%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII-D Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 135,543
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 135,543

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,543
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.07%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII-F Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,470
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII-G Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,470
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons GPE VII GP S.A.R.L.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,293,294
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,293,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,293,294
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.32%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII-A Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 209,635
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 209,635

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 209,635
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.75%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII-E Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 446,324
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 446,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.12%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent International GPE VII-H Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,878
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,878

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,878
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.79%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons GPE VII GP Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 690,836
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 690,836

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 690,836
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.66%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII 2014 Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,301
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII 2014 Cayman Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,301
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII-A 2014 Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,587
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,587

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,587
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.08%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII-A 2014 Cayman Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,198
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,198

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII Cayman Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,123
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,123
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.37%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII-B Cayman Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,273
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,273

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.48%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 905
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 905
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII-A Cayman Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,258
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,258

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,258
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons Advent Partners GPE VII-A Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,143
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,143
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

1.	Names of Reporting Persons GPE VII-ATI Co-Investment (Delaware) Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 277,578
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 277,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,578
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.29%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 4,411,441 shares of Class A Common Stock outstanding as of October 30, 2024, as reported on the Issuer’s Form 10-Q filed with the SEC on November 4, 2024.

This Amendment No. 5 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D (this “Schedule 13D”) filed with the SEC on June 29, 2021, as Amended by Amendment No. 1 filed with the SEC on November 29, 2021 (“Amendment No. 1”), Amendment No. 2 to filed with the SEC on December 15, 2021 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on March 17, 2023 (“Amendment No. 3”), and Amendment No 4. filed with the SEC on April 21, 2023 (“Amendment No. 4”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Statement.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety:

This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Advent International, L.P. (f/k/a Advent International Corporation) (“Advent”), a Delaware limited partnership;

2.	Advent International GPE VII, LLC (“Advent Top GC”), a Delaware limited liability company;

3.	Wilco Acquisition, LP, a Delaware limited partnership (“Wilco Acquisition”);

4.	Wilco GP, Inc., a Delaware corporation (“Wilco GP”);

5.	Advent International GPE VII Limited Partnership, a limited partnership organized under the laws of Luxembourg;

6.	Advent International GPE VII-B Limited Partnership, a limited partnership organized under the laws of Luxembourg;

7.	Advent International GPE VII-C Limited Partnership, a limited partnership organized under the laws of Luxembourg;

8.	Advent International GPE VII-D Limited Partnership, a limited partnership organized under the laws of Luxembourg;

9.	Advent International GPE VII-F Limited Partnership, a limited partnership organized under the laws of Luxembourg;

10.	Advent International GPE VII-G Limited Partnership, a limited partnership organized under the laws of Luxembourg;

11.	GPE VII GP S.a.r.l. (“Advent GP Luxembourg”), a corporation organized under the laws of Luxembourg;

12.	Advent International GPE VII-A Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

13.	Advent International GPE VII-E Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

14.	Advent International GPE VII-H Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

15.	GPE VII GP Limited Partnership (“Advent GP Cayman”), a limited partnership organized under the laws of the Cayman Islands;

16.	Advent Partners GPE VII 2014 Limited Partnership, a Delaware limited partnership;

17.	Advent Partners GPE VII 2014 Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

18.	Advent Partners GPE VII—A 2014 Limited Partnership, a Delaware limited partnership;

19.	Advent Partners GPE VII—A 2014 Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

20.	Advent Partners GPE VII Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

21.	Advent Partners GPE VII—B Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

22.	Advent Partners GPE VII Limited Partnership, a Delaware limited partnership;

23.	Advent Partners GPE VII—A Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

24.	Advent Partners GPE VII—A Limited Partnership, a Delaware limited partnership; and

25.	GPE VII ATI Co-Investment Limited Partnership (“Advent Co-Invest Fund”), a Delaware limited partnership.

The entities listed in subparagraphs (5) through (10) above are herein collectively referred to as “Advent Luxembourg Funds.” The entities listed in subparagraphs (12) through (14) above are herein collectively referred to as “Advent Cayman Funds.” The entities listed in subparagraphs (16) through (24) above are herein collectively referred to as “Advent AP Funds”, and together with the Advent Luxembourg Funds, the Advent

Cayman Funds and Advent Co-Invest Fund, the “Advent Funds.” Wilco GP, an affiliate of Advent, is the General Partner of Wilco Acquisition. Advent is the manager of Advent Top GC, which in turn is the General Partner of each of Advent GP Cayman, the Advent AP Funds, and the Advent Co-Invest Fund. Advent Top GC is also the manager of Advent GP Luxembourg, which is the General Partner of each of the Advent Luxembourg Funds. Advent GP Cayman is the General Partner of each of the Advent Cayman Funds. The general partner of Advent is managed by a board of managers that is comprised of James Brocklebank, John Maldonado, and David Mussafer (the “Advent Board”).

The address of the principal business and the principal office of the Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the members of the Advent Board or the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Statement and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following at the end thereof:

Non-Tender Agreement

On December 14, 2024 the Reporting Persons entered into a non-tender agreement with the Issuer (the “Non-Tender Agreement”), pursuant to which the Reporting Persons have agreed that they will not tender any shares in connection with the Issuer’s announced tender offer to purchase up to 1,650,000 shares of its Class A Common Stock at a purchase price of $2.85 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding. This description of the Non-Tender Agreement is qualified in its entirety by the full text of such agreement, which is attached hereto as Exhibit 2.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of December 17, 2024.

Exhibit 2	Non-Tender Agreement, dated as of December 14, 2024, by and among ATI Physical Therapy, Inc. and the Reporting Persons (filed as Exhibit d to the Issuer’s Schedule to Tender Offer Statement on December 17, 2024, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024	ADVENT INTERNATIONAL L.P.,
By: ADVENT INTERNATIONAL GP, LLC,
GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: December 17, 2024	WILCO ACQUISITION, LP
By: WILCO GP, INC., GENERAL PARTNER

/s/ John Maldonado
Name: John Maldonado
Title: President

Date: December 17, 2024	WILCO GP, INC.

/s/ John Maldonado
Title: President

Date: December 17, 2024	ADVENT INTERNATIONAL GPE VII LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-B LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-C LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-D LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-F LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-G LIMITED
PARTNERSHIP
By: GPE VII GP S.A.R.L., GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC,
MANAGER and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL L.P.,
MANAGER
By: ADVENT INTERNATIONAL GP, LLC,
GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL GPE VII-A LIMITED
Date: December 17, 2024	PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-E LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-H LIMITED
PARTNERSHIP

By: GPE VII GP LIMITED PARTNERSHIP, GENERAL
PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL L.P.,
MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: December 17, 2024	ADVENT PARTNERS GPE VII 2014 LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII 2014 CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII CAYMAN LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—B CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—A CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A LIMITED
PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL L.P.,
MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: December 17, 2024	GPE VII ATI CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER

By: ADVENT INTERNATIONAL L.P.,
MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: December 17, 2024	GPE VII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VII, LLC,
MANAGER and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL L.P.,
MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: December 17, 2024	GPE VII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL L.P.,
MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: December 17, 2024	ADVENT INTERNATIONAL GPE VII, LLC

By: ADVENT INTERNATIONAL L.P.,
MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford Title: Vice President of Finance

SCHEDULE A

1. Wilco GP, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Wilco GP, Inc. (“Wilco GP”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Wilco GP. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
John L. Maldonado Christopher Pike	Director; President Director; Treasurer and Secretary

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors) N/A

2. GPE VII GP S.a.r.l.

The name, business address, title, present principal occupation or employment of each of the managers and executive officers of GPE VII GP S.a.r.l. (“Advent GP Luxembourg”), are set forth below. If no business address is given, the manager’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent GP Luxembourg. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. Ms. Harroch is a citizen of France. Mr. Nuccio is a citizen of the United Kingdom.

Name	Present Principal Occupation Including Name and Address of Employer
Managers
Advent International GPE VII, LLC	Manager
Justin Nuccio Linda Harroch Aurélie Comptour	Manager Manager Manager

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Managers)
N/A